Prospectus Supplement No. 1 (to Prospectus dated April 14, 2017)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-216948

500,000 Ordinary Shares of
Camtek Ltd.

In this prospectus supplement, references to "we," "our," and "us" refer to Camtek Ltd.

On June 8, 2017, Meitav Dash Provident Funds and Pension Ltd. ("Meitav Dash") partially exercised a call option described under the heading "Selling Shareholders" in the prospectus to acquire from Priortech Ltd. 500,000 ordinary shares of Camtek covered by this prospectus. Meitav Dash may sell, from time to time, the ordinary shares so acquired in one or more transactions on the open market or on a negotiated or competitive bid basis to or through underwriters or dealers. It may also sell the securities directly to institutional investors or other purchasers or through agents.

None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

This Prospectus Supplement No. 1 supplements and amends the prospectus dated April 14, 2017, relating, among other matters, to the offer for sale by the selling shareholder of up to an aggregate of 6,000,000 ordinary shares of Camtek Ltd. or the ordinary shares. You should read this Prospectus Supplement No. 1 in conjunction with the prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements or amendments thereto.

The date of this Prospectus Supplement No. 1 is June 8, 2017